Exhibit 21.1

Subsidiaries of Capnia, Inc.

Subsidiary	Jurisdiction
Soleno Therapeutics UK Ltd. (formerly Capnia UK Limited), a wholly owned foreign subsidiary in the United Kingdom	United Kingdom
Essentialis, Inc.	Delaware
Capnia, Inc.	Delaware